Exhibit 99.2

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2018

May 10, 2018

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended March 31,
U.S. dollars	Note	2018 $000’s (except per share amounts)	2017 * $000’s (except per share amounts)
Revenues	4,5	392,891	317,320
Expenses	5,6
Selling		61,297	43,051
General and administrative		161,395	131,141
Financial		45,015	40,589
Gaming duty		42,952	34,533
Acquisition-related costs	14,17	7,739	—
Total expenses		318,398	249,314
Gain from investments		1,023	435
Net earnings before income taxes		75,516	68,441
Income taxes		1,155	2,688
Net earnings		74,361	65,753
Net earnings (loss) attributable to
Shareholders of The Stars Group Inc.		75,451	65,411
Non-controlling interest		(1,090)	342
Net earnings		74,361	65,753
Basic earnings per Common Share	7	$0.51	$0.45
Diluted earnings per Common Share	7	$0.36	$0.33

* The Corporation has applied IFRS 9 and IFRS 15 from January 1, 2018. In line with the transition methods chosen by the Corporation, comparative information has not been restated. See note 16.

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended March 31,
		2018	2017 **
U.S. dollars	Note	$000’s	$000’s
Net earnings		74,361	65,753
Items that are or may be reclassified to net earnings
Debt instruments at FVOCI - loss in fair value	13	(789)	—
Debt instruments at FVOCI - reclassified to net earnings	13	7	—
Available-for-sale investments – gain in fair value *	13	—	3,958
Available-for-sale investments – reclassified to net earnings	13	—	(1,607)
Foreign operations – unrealized foreign currency translation differences	13	(45,243)	(12,418)
Cash flow hedges – effective portion of changes in fair value †	13	(33,095)	(8,728)
Cash flow hedges – reclassified to net earnings †	13	38,216	7,851
Other comprehensive loss		(40,904)	(10,944)
Total comprehensive income		33,457	54,809
Total comprehensive income (loss) attributable to
Shareholders of The Stars Group Inc.		34,547	54,467
Non-controlling interest		(1,090)	342
Total comprehensive income		33,457	54,809

* net of income tax expense of $nil (2017 - net of income tax expense of $181,000).

† net of income tax of $nil (2017 - $nil).

** The Corporation has applied IFRS 9 and IFRS 15 from January 1, 2018. In line with the transition methods chosen by the Corporation, comparative information has not been restated. See note 16.

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at March 31,	As at December 31,
		2018	2017 *
U.S. dollars	Note	$000’s	$000’s
ASSETS
Current assets
Cash and cash equivalents - operational		256,647	283,225
Cash and cash equivalents - customer deposits		255,939	227,098
Total cash and cash equivalents		512,586	510,323
Restricted cash advances and collateral		5,962	7,862
Current investments - customer deposits		109,650	122,668
Accounts receivable		103,924	100,409
Inventories		245	302
Prepaid expenses and deposits		30,214	29,393
Income tax receivable		17,038	16,540
Derivatives	10	3,706	2,037
Total current assets		783,325	789,534
Non-current assets
Restricted cash advances and collateral		50,215	45,834
Prepaid expenses and deposits		16,929	16,514
Long-term accounts receivable		13,243	11,818
Long-term investments		9,298	6,981
Property and equipment		52,647	44,837
Investment tax credits receivable		3,881	3,056
Income tax receivable		17,411	14,061
Deferred income taxes		5,278	5,141
Goodwill and intangible assets	8	4,611,579	4,477,350
Total non-current assets		4,780,481	4,625,592
Total assets		5,563,806	5,415,126
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		170,553	151,473
Other payables		52,688	42,714
Provisions	11	17,709	17,590
Customer deposits		364,587	349,766
Income tax payable		43,220	35,941
Current maturity of long-term debt	9	24,274	4,990
Derivatives	10	7,452	—
Total current liabilities		680,483	602,474
Non-current liabilities
Long-term accounts payable and accrued liabilities		2,646	—
Long-term debt	9	2,316,023	2,353,579
Provisions	11	3,140	3,093
Derivatives	10	130,149	111,762
Income tax payable		20,518	24,277
Deferred income taxes		29,366	16,510
Total non-current liabilities		2,501,842	2,509,221
Total liabilities		3,182,325	3,111,695
EQUITY
Share capital	12	1,895,788	1,884,219
Reserves	13	(182,839)	(142,340)
Retained earnings		667,755	561,519
Equity attributable to the Shareholders of The Stars Group Inc.		2,380,704	2,303,398
Non-controlling interest		777	33
Total equity		2,381,481	2,303,431
Total liabilities and equity		5,563,806	5,415,126

* The Corporation has applied IFRS 9 and IFRS 15 from January 1, 2018. In line with the transition methods chosen by the Corporation, comparative information has not been restated. See note 16.

See accompanying notes.

Approved and authorized for issue on behalf of the Board on May 10, 2018.

(Signed) “Divyesh (Dave) Gadhia”, Director Divyesh (Dave) Gadhia, Chairman of the Board	(Signed) “David Lazzarato”, Director David Lazzarato, Chairman of the Audit Committee

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three months ended March 31, 2018 and 2017:

		Share Capital
U.S. dollars	Note	Common Shares number	Convertible Preferred Shares number	Common Shares amount $000’s	Convertible Preferred Shares amount $000’s	Reserves (note 13) $000’s	Retained Earnings $000’s	Equity attributable to the Shareholders of The Stars Group Inc. $000's	Non-controlling interest $000’s	Total equity $000’s
Balance – January 1, 2017		145,101,127	1,139,249	1,178,404	684,385	35,847	302,288	2,200,924	804	2,201,728
Net earnings		—	—	—	—	—	65,411	65,411	342	65,753
Other comprehensive loss		—	—	—	—	(10,944)	—	(10,944)	—	(10,944)
Total comprehensive (loss) income		—	—	—	—	(10,944)	65,411	54,467	342	54,809
Issue of Common Shares in relation to exercised employee stock options	12,13	1,327,690	—	3,826	—	(841)	—	2,985	—	2,985
Share cancellation		(76,437)	—	(492)	—	492	—	—	—	—
Stock-based compensation	13	—	—	—	—	2,164	—	2,164	—	2,164
Acquisition of non-controlling interest		—	—	—	—	468	—	468	(825)	(357)
Balance – March 31, 2017		146,352,380	1,139,249	1,181,738	684,385	27,186	367,699	2,261,008	321	2,261,329

Balance – December 31, 2017 *		147,947,874	1,139,249	1,199,834	684,385	(142,340)	561,519	2,303,398	33	2,303,431
Adjustment on adoption of IFRS 9	2,16	—	—	—	—	213	30,785	30,998	—	30,998
Balance – January 1, 2018 (restated)		147,947,874	1,139,249	1,199,834	684,385	(142,127)	592,304	2,334,396	33	2,334,429
Net earnings (loss)		—	—	—	—	—	75,451	75,451	(1,090)	74,361
Other comprehensive loss		—	—	—	—	(40,904)	—	(40,904)	—	(40,904)
Total comprehensive (loss) income		—	—	—	—	(40,904)	75,451	34,547	(1,090)	33,457
Issue of Common Shares in relation to Equity awards	12,13	640,788	—	11,569	—	(1,832)	—	9,737	—	9,737
Transfer from Preference to Common shares	12,13	13,887	(271)	211	(211)	—	—	—	—	—
Stock-based compensation	13	—	—	—	—	2,383	—	2,383	—	2,383
Deferred tax on stock-based compensation		—	—	—	—	(359)	—	(359)	—	(359)
Acquisition of subsidiary with non-controlling interest		—	—	—	—	—	—	—	1,834	1,834
Balance – March 31, 2018		148,602,549	1,138,978	1,211,614	684,174	(182,839)	667,755	2,380,704	777	2,381,481

* The Corporation has applied IFRS 9 and IFRS 15 from January 1, 2018. In line with the transition methods chosen by the Corporation, comparative information has not been restated. See note 16.

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended March 31,
		2018	2017 *
		$000’s	$000’s
U.S. dollars	Note
Operating activities
Net earnings		74,361	65,753
Dormant accounts recognized as income		(1,866)	(886)
Stock-based compensation		2,383	2,164
Interest accretion		12,485	8,978
Interest expense		25,130	33,683
Income tax expense recognized in net earnings		1,155	2,688
Depreciation of property and equipment		2,744	2,161
Amortization of intangible assets		32,462	31,697
Amortization of deferred development costs		4,052	1,877
Unrealized gain on foreign exchange		(4,425)	(2,099)
Unrealized gain on investments		(1,033)	(226)
Impairment of (reversal of impairment of) intangible assets and assets held for sale		115	(6,684)
Realized loss (gain) on current investments, promissory note and other		437	(2,122)
Income taxes paid		(1,370)	(1,128)
Changes in non-cash operating elements of working capital		(13,308)	(24,139)
Customer deposit liability movement		(189)	(16,229)
Other		(1,064)	59
Net cash inflows from operating activities		132,069	95,547
Financing activities
Issuance of common shares in relation to exercised employee stock options		9,737	1,710
Settlement of brokerage margin account		—	(7,602)
Payment of deferred consideration		—	(75,000)
Repayment of long-term debt		(6,068)	(6,888)
Transaction costs on repricing of long-term debt		—	(4,719)
Interest paid		(31,488)	(34,047)
Gain on settlement of derivative		—	13,904
Net cash outflows from financing activities		(27,819)	(112,642)
Investing activities
Acquisition of subsidiaries, net of cash acquired	14	(101,703)	—
Additions in deferred development costs		(6,431)	(4,413)
Purchase of property and equipment		(3,585)	(856)
Acquired intangible assets		(2,427)	(707)
Sale of investments		—	149
Cash movement from (into) restricted cash advances and collateral		1,126	(546)
Settlement of minimum revenue guarantee		(2,713)	(1,707)
Net sale of investments utilizing customer deposits		12,447	5,169
Other		(551)	(4)
Net cash outflows from investing activities		(103,837)	(2,915)
Increase (decrease) in cash and cash equivalents		413	(20,010)
Cash and cash equivalents – beginning of period		510,323	267,684
Unrealized foreign exchange difference on cash and cash equivalents		1,850	(265)
Cash and cash equivalents - end of period		512,586	247,409

* The Corporation has applied IFRS 9 and IFRS 15 from January 1, 2018. In line with the transition methods chosen by the Corporation, comparative information has not been restated. See note 16.

See accompanying notes.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

The Stars Group Inc. (“The Stars Group” or the “Corporation”), is a leading provider of technology-based product offerings in the global gaming and interactive entertainment industries. As at March 31, 2018, The Stars Group had two major lines of operations within its gaming business, real-money online poker (“Poker”) and real-money online casino and sportsbook (“Casino & Sportsbook”). As it relates to these two business lines, online revenues include revenues generated through the Corporation’s real-money online, mobile and desktop client platforms.

Through Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, the “Stars Interactive Group”), which is based in the Isle of Man and operates globally, and CrownBet Holdings Pty Limited and its subsidiaries and affiliates (“CrownBet”), which operates and is based in Australia, the Corporation ultimately owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival, and PokerStars MEGASTACK live poker tour and event brands.

The Stars Group was incorporated on January 30, 2004 under the Companies Act (Quebec) and continued under the Business Corporations Act (Ontario) on August 1, 2017. The registered head office is located at 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario, Canada, M5J 2J3 and its common shares (“Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TSGI”, and the Nasdaq Global Select Market (“Nasdaq”) under the symbol “TSG”.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34—Interim Financial Reporting as issued by the International Accounting Standards Board, and do not include all the information required for full annual consolidated financial statements. Except as described below, the accounting policies and methods of computation applied in these unaudited interim condensed consolidated financial statements and related notes contained therein are consistent with those applied by the Corporation in its audited consolidated financial statements as at and for the year ended December 31, 2017 (the “2017 Financial Statements”). These unaudited interim condensed consolidated financial statements should be read in conjunction with the 2017 Financial Statements.

This is the first set of the Corporation’s financial statements in which it has applied IFRS 9 and IFRS 15.  See note 16. Changes to significant accounting policies are detailed below. The Corporation also expects to reflect these changes in accounting policies in its audited consolidated financial statements as at and for the year ended December 31, 2018.

For reporting purposes, the Corporation prepares its financial statements in U.S. dollars. Unless otherwise indicated, all dollar (“$”) amounts and references to “USD” or “USD $” in these unaudited interim condensed consolidated financial statements are expressed in U.S. dollars. References to ‘‘EUR’’ or “€” are to European Euros, references to ‘‘CDN’’ or “CDN $” are to Canadian dollars, references to “GBP” are to British Pound Sterling and references to “AUD” or “A$” are to Australian dollars. Unless otherwise indicated, all references to a specific “note” refer to these notes to the unaudited interim condensed consolidated financial statements of the Corporation for the three months ended March 31, 2018. References to “IFRS” and “IASB” are to International Financial Reporting Standards and the International Accounting Standards Board, respectively.

New significant accounting policies

IFRS 9, Financial Instruments

The Corporation has applied IFRS 9, Financial Instruments retrospectively from January 1, 2018. In accordance with the practical expedients permitted under the standard, comparative information for 2017 has not been restated.

For further information regarding the impact of IFRS 9, see note 16.

Financial Assets

Financial assets are initially recognized at fair value and from January 1, 2018 are classified into one of the following measurement categories:

•	Those to be measured subsequently at fair value, either through profit or loss or other comprehensive income; or
•	Those to be measured at amortized cost.

The classification depends on the Corporation’s business model for managing the financial assets and the contractual terms of the cash flows. Except in very limited circumstances, the classification may not be changed subsequent to initial recognition. The Corporation only reclassifies debt instruments when its business model for managing those assets changes.

For assets measured at fair value, gains and losses are recorded in profit or loss or other comprehensive income. For investments in debt instruments, the classification depends on the business model and the contractual terms of the respective cash flows for which the investment is held. For investments in equity instruments that are not held for trading, the classification depends on whether the Corporation has made an irrevocable election at the time of initial recognition to account for the equity instruments at fair value through other comprehensive income.

At initial recognition, the Corporation measures a financial asset at its fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Debt instruments

Subsequent measurement of debt instruments depends on the Corporation’s business model for managing the asset and the cash flow characteristics of that asset. There are three measurement categories into which the Corporation classifies its debt instruments:

•

Amortized cost: assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is recognized using the effective interest rate method.

•

Fair value through other comprehensive income (“FVOCI”): assets that are held for collection of contractual cash flows and for sale, where the cash flows represent solely payments of principal and interest are measured at FVOCI. Movements in the carrying amount are recorded in other comprehensive income, with impairment gains or losses, interest revenue and foreign exchange gains and losses recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is recognized using the effective interest rate method.

•

Fair value through profit or loss (“FVTPL”): assets that do not meet the criteria for classification as amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt instrument that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in profit or loss and presented in the unaudited interim condensed consolidated statements of earnings.

Equity instruments

The Corporation subsequently measures all equity instruments at fair value. Where the Corporation’s management elects to present fair value gains and losses on equity instruments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of those instruments. Dividends from such instruments continue to be recognized in profit or loss when the Corporation’s right to receive payment is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in the unaudited interim condensed consolidated statements of earnings.

Impairment

At the end of each reporting period, the Corporation assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Corporation applies the simplified approach permitted by IFRS 9 for trade receivables and other financial assets held at amortized cost, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

The impairment provision recorded in respect of debt instruments carried at FVOCI is determined at 12-months expected credit losses on the basis that the Corporation considers these instruments as low risk.

The forward-looking element is derived from comparison of current and projected macro-economic indicators covering primary markets in which the Corporation operates.

Financial Liabilities

Debt modification

The Corporation may pursue amendments to its credit agreements based on, among other things, prevailing market conditions. Such amendments, when completed, are considered by the Corporation to be debt modifications. The accounting treatment of debt modifications is contingent upon whether the modified terms are substantially different than the previous terms. The terms of an amended debt agreement are considered substantially different when the discounted present value of the cash flows under the new terms, discounted using the original effective interest rate, are at least ten percent different from the discounted present value of the remaining cash flows of the original debt. If the modification is considered substantially different, the transaction is accounted for as an extinguishment of the original debt instrument, which is derecognized and replaced by the amended debt instrument, with any costs or fees incurred on the original debt instrument recognized as part of the gain or loss on extinguishment. If the modification is not considered substantially different, an adjustment to the carrying amount of the original debt instrument is recorded, which is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

Derivatives

The Corporation uses derivative instruments for risk management purposes and does not use derivative instruments for speculative trading purposes. All derivatives are recorded at fair value in the unaudited interim condensed consolidated statements of financial position. For derivatives not designated as hedging instruments, the re-measurement of those derivatives each period is recognized in the unaudited interim condensed consolidated statements of earnings.

Derivatives are measured at fair value using pricing and valuation models whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources.

As permitted by IFRS 9, the Corporation has elected to continue to apply the hedge accounting requirements of IAS 39 rather than the new requirements of IFRS 9.

IFRS 15, Revenues from Contracts with Customers

The Corporation has applied IFRS 15, Revenues from Contracts with Customers from January 1, 2018. As permitted, the Corporation has applied the standard using the modified retrospective approach, whereby the cumulative impact of adoption is recognized in opening retained earnings. Comparative information for 2017 has not been restated.

The adoption of IFRS 15 did not have a material impact on the timing and amount of revenue recognized by the Corporation.

For further information regarding the impact of IFRS 15, see note 16.

Significant accounting estimates

Valuation of acquired intangible assets

Acquisitions may result in the recognition of software technology, customer relationships, partnership agreements and brands. These are valued using various valuation methodologies, such as market, income and cost methods. In applying these methodologies, certain key judgements and assumptions are made by management. Key judgements and assumptions include, but are not limited to, estimating future cash flows, selecting discount rates and selecting valuation methodologies. These estimates and assumptions are highly subjective and the ability to realize the future cash flows used in fair value calculations may be affected by changes in economic condition, economic performance or business strategies. For further information regarding the valuation of acquired intangible assets as it relates to the CrownBet acquisition, see note 14.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

New accounting pronouncements - not yet effective

IFRS 16, Leases

The IASB recently issued IFRS 16 to replace IAS 17 “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

The Corporation intends to adopt IFRS 16 from its effective date of January 1, 2019. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

4.	REVENUE

The Corporation recognized the following amounts in the unaudited interim condensed consolidated statements of earnings:

	Three months ended March 31,
	2018	2017
	$000's	$000's
Revenue from contracts with customers	389,596	313,714
Other sources of revenue	3,295	3,606
Total revenue	392,891	317,320

Revenues from contracts with customers have not been disaggregated as the nature of the revenue streams, contract duration and timing of transfer of services are all largely homogenous. For further information regarding revenues, including segment revenues by major product line (i.e., Poker and Casino & Sportsbook) and geographic region, see note 5.

5.	SEGMENTAL INFORMATION

For the three months ended March 31, 2018 and 2017, the Corporation had one reportable segment, primarily related to online gaming, which for the purposes of the financial statements is further divided into the Poker and Casino & Sportsbook business lines. The Corporation’s “Chief Operating Decision Makers” receive product revenue information throughout the year for the purposes of assessing their respective performance. Other gaming related sources of revenue are aggregated into “Other Gaming”, while certain other nominal sources of revenue and corporate costs are included in “Corporate”.

Segmental revenue and net earnings for the three months ended March 31, 2018:

	Three Months Ended March 31, 2018
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	245,868	134,520	12,209	392,597	294	392,891
Selling				(61,297)	—	(61,297)
General and administrative				(150,704)	(10,691)	(161,395)
Financial				(44,614)	(401)	(45,015)
Gaming duty				(42,952)	—	(42,952)
Acquisition-related costs				—	(7,739)	(7,739)
Gain from investments				994	29	1,023
Net earnings (loss) before income taxes				94,024	(18,508)	75,516
Income taxes				1,274	(119)	1,155
Net earnings (loss)				92,750	(18,389)	74,361

Other segmental information
Depreciation & amortization				39,249	9	39,258
Bad debt				1,996	—	1,996
Total Assets as at March 31, 2018				5,545,567	18,239	5,563,806
Total Liabilities as at March 31, 2018				3,155,548	26,777	3,182,325

Segmental revenue and net earnings for the three months ended March 31, 2017:

	Three Months Ended March 31, 2017
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	218,664	86,780	11,854	317,298	22	317,320
Selling				(43,037)	(14)	(43,051)
General and administrative				(118,554)	(12,587)	(131,141)
Financial				(40,450)	(139)	(40,589)
Gaming duty				(34,533)	—	(34,533)
Acquisition-related costs				—	—	—
(Loss) gain from investments				(878)	1,313	435
Net earnings (loss) before income taxes				79,846	(11,405)	68,441
Income taxes				2,397	291	2,688
Net earnings (loss)				77,449	(11,696)	65,753

Other segmental information
Depreciation & amortization				35,658	77	35,735
Bad debt				1,776	—	1,776
Total Assets as at December 31, 2017				5,398,310	16,816	5,415,126
Total Liabilities as at December 31, 2017				3,089,732	21,963	3,111,695

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third-party licenses or approvals, its product offerings. The following tables set out the proportion of revenue attributable to each gaming license or approval (as opposed to the jurisdiction where the customer was located) that either generated a minimum of 5% of total consolidated revenue for the three months ended March 31, 2018 or 2017, as applicable, or that the Corporation otherwise deems relevant based on its historical reporting of the same or otherwise.

	Three Months Ended March 31, 2018
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	93,513	6,329	—	99,842	—	99,842
Malta	57,740	74,639	1	132,380	—	132,380
Italy	23,278	18,209	139	41,626	—	41,626
United Kingdom	15,734	4,355	61	20,150	—	20,150
Spain	20,310	11,145	173	31,628	—	31,628
France	12,844	3,939	118	16,901	—	16,901
Other licensed or approved jurisdictions	22,449	15,904	11,717	50,070	294	50,364
	245,868	134,520	12,209	392,597	294	392,891

	Three Months Ended March 31, 2017
	Poker	Casino & Sportsbook	Other Gaming	Total Gaming	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	87,645	10,258	—	97,903	—	97,903
Malta	52,171	49,241	—	101,412	—	101,412
Italy	21,735	10,882	157	32,774	—	32,774
United Kingdom	12,974	2,698	70	15,742	—	15,742
Spain	11,269	7,468	177	18,914	—	18,914
France	12,400	1,611	136	14,147	—	14,147
Other licensed or approved jurisdictions	20,470	4,622	11,314	36,406	22	36,428
	218,664	86,780	11,854	317,298	22	317,320

The Corporation’s effective corporate income tax rate for the three months ended March 31, 2018 was 1.53%, as the Corporation primarily operates from the Isle of Man and Malta, which are low tax jurisdictions. In addition to corporate income tax, the Corporation also pays significant amounts of gaming duties, value-added tax, employment-related taxes, withholding taxes and business rate taxes. As a result, the Corporation pays significant levels of tax globally with its total tax contributions for the three months ended March 31, 2018 being $62.0 million (March 31, 2017 –$49.2 million).

The distribution of some of the Corporation’s non-current assets (goodwill, intangible assets and property and equipment) by geographic region is as follows:

	As at March 31,	As at December 31,
	2018	2017
	$000’s	$000’s
Geographic Area
Canada	56,969	53,394
Isle of Man	4,418,398	4,446,503
Italy	369	35
United Kingdom	6,018	6,511
France	—	—
Other licensed or approved jurisdictions *	182,471	15,744
	4,664,225	4,522,187

* The increase in non-current assets in other licensed or approved jurisdictions as at March 31, 2018 is primarily due to the acquisition of CrownBet. See note 14.

6.	EXPENSES CLASSIFIED BY NATURE

	Three Months Ended March 31,
	2018 $000’s	2017 $000’s

Financial
Interest and bank charges	39,008	43,002
Foreign exchange loss (gain)	6,007	(2,413)
	45,015	40,589
General and administrative
Processor costs	20,012	16,774
Office and IT costs	26,283	18,476
Salaries and fringe benefits	46,815	37,928
Research and development salaries	7,817	7,100
Stock-based compensation	2,383	2,164
Depreciation of property and equipment	2,744	2,161
Amortization of deferred development costs	4,052	1,877
Amortization of intangible assets	32,462	31,697
Professional fees	16,716	17,813
Impairment of (reversal of impairment of) intangible assets and assets held for sale	115	(6,684)
Bad debt	1,996	1,776
Loss on disposal of assets	—	59
	161,395	131,141

Selling
Marketing	52,373	36,096
Royalties	8,924	6,955
	61,297	43,051

Gaming duty	42,952	34,533

Acquisition-related costs
Professional fees	7,739	—
	7,739	—

7.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per Common Share for the following periods:

	Three Months Ended March 31,
	2018	2017
Numerator
Numerator for basic and diluted earnings per Common Share - net earnings	$75,451,000	$65,411,000
Denominator
Denominator for basic earnings per Common Share – weighted average number of Common Shares	148,232,971	145,561,694

Effect of dilutive securities
Stock options	1,381,259	587,100
Performance share units	235,943	—
Deferred stock units	99,348	—
Restricted share units	97,085	—
Warrants	1,681,463	48,393
Convertible Preferred Shares	57,767,604	54,459,362
Effect of dilutive securities	61,262,702	55,094,855
Dilutive potential for diluted earnings per Common Share	209,495,673	200,656,549
Basic earnings per Common Share	$0.51	$0.45
Diluted earnings per Common Share	$0.36	$0.33

8.	GOODWILL AND INTANGIBLE ASSETS

The provisional fair values of goodwill and intangible assets acquired through business combinations during the three months ended March 31, 2018 are as follows:

Three months ended March 31, 2018 $000’s
Acquisition of 62% interest in CrownBet (note 14)
Deferred development costs	35,276
Customer relationship	52,890
Partnership agreements	10,986
Goodwill	58,454
Total goodwill and intangible assets acquired	157,606

9.	LONG-TERM DEBT

The following is a summary of long-term debt outstanding at March 31, 2018 and December 31, 2017 (all capitalized terms used in the table below relating to such long-term debt are defined below in this note):

	Interest rate	March 31, 2018, Principal outstanding balance in local denominated currency	March 31, 2018 Carrying amount	December 31, 2017, Principal outstanding balance in local denominated currency	December 31, 2017 Carrying amount
		000’s	$000’s	000’s	$000’s
USD First Lien Term Loan	5.19%	1,890,794	1,821,130	1,895,654	1,848,397
EUR First Lien Term Loan	3.75%	381,242	440,451	382,222	453,540
USD Second Lien Term Loan	8.69%	95,000	78,716	95,000	56,632
Total long-term debt			2,340,297		2,358,569
Current portion			24,274		4,990
Non-current portion			2,316,023		2,353,579

During the three months ended March 31, 2018, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	6.43%	19,420	4,662	24,082
EUR First Lien Term Loan	4.09%	4,417	1,989	6,406
USD Second Lien Term Loan	13.97%	2,068	661	2,729
Total		25,905	7,312	33,217

During the three months ended March 31, 2017, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.42%	21,124	2,884	24,008
EUR First Lien Term Loan	4.09%	3,932	271	4,203
USD Second Lien Term Loan	13.28%	4,199	1,334	5,533
Total		29,255	4,489	33,744

The Corporation’s debt balance as at March 31, 2018 was as follows:

	Opening Balance $000's	Adjustment on adoption of IFRS 9 $000's	Principal Movements $000's	Transaction costs $000's	Interest Accretion $000's	Translation $000's	Total $000's	Current $000's	Long-term $000's
USD First Lien Term Loan	1,848,397	(27,068)	(4,861)	—	4,662	—	1,821,130	19,443	1,801,687
EUR First Lien Term Loan	453,540	(25,340)	(1,207)	—	1,989	11,469	440,451	4,831	435,620
USD Second Lien Term Loan	56,632	21,423	—	—	661	—	78,716	—	78,716
Total	2,358,569	(30,985)	(6,068)	—	7,312	11,469	2,340,297	24,274	2,316,023

The Corporation’s debt balance as at December 31, 2017 was as follows:

	Opening Balance $000's	Principal Movements $000's	Transaction costs $000's	Interest Accretion $000's	Translation $000's	Total $000's	Current $000's	Long-term $000's
USD First Lien Term Loan	1,965,928	(125,442)	(3,906)	11,817	—	1,848,397	7,042	1,841,355
EUR First Lien Term Loan	296,198	100,529	(829)	1,271	56,371	453,540	3,299	450,241
USD Second Lien Term Loan	166,453	(115,000)	—	5,179	—	56,632	(5,351)	61,983
Total	2,428,579	(139,913)	(4,735)	18,267	56,371	2,358,569	4,990	2,353,579

As at March 31, 2018, the principal repayments of the Corporation’s outstanding long-term debt over the next five years, as adjusted for revised estimates of excess cash flow allocations to the principal repayment of the First Lien Term Loans, amount to the following:

	1 Year $000's	2 Years $000's	3 Years $000's	4 Years $000's	5 Years $000's
USD First Lien Term Loan	19,443	19,443	19,443	1,832,466	—
EUR First Lien Term Loan	4,831	4,831	4,831	455,358	—
USD Second Lien Term Loan	—	—	—	—	95,000
Total	24,274	24,274	24,274	2,287,824	95,000
(a)	First and Second Lien Term Loans

On August 1, 2014, the Corporation completed the acquisition of Stars Interactive Group (the “Stars Interactive Group Acquisition”), which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. Giving effect to a previously disclosed refinancing in August 2015 (the “Refinancing”), and the Repricing (as defined below), as at March 31, 2018, the first lien term loans consisted of a $1.96 billion first lien term loan priced at LIBOR plus 3.50% (the “USD First Lien Term Loan”) and a €392 million seven-year first lien term loan priced at Euribor plus 3.75% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), with 1.00% LIBOR and 0% Euribor floors, respectively, and each repayable on August 22, 2021. Also giving effect to the Refinancing, Repricing and Prepayments (as defined below), as at March 31, 2018, the second lien term loan consisted of a $95 million loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor and repayable on August 1, 2022 (the “USD Second Lien Term Loan”).

On March 3, 2017, the Corporation completed the repricing and retranching of the First Lien Term Loans and amended the applicable credit agreement (collectively, the “Repricing”). The Repricing included reducing the applicable interest rate margin on the First Lien Term Loans by 50 basis points to LIBOR plus 350 basis points with a LIBOR floor of 100 basis points and Euribor plus 375 basis points with a 0% Euribor floor, respectively, and retranching such loans by raising €100 million of incremental debt on the EUR First Lien Term Loan and using the proceeds to reduce the USD First Lien Term Loan by $106 million. The Corporation and the lenders also amended the credit agreement for the First Lien Term Loans to, among other things, reflect the Repricing and waive the required 2016 and 2017 excess cash flow repayments (as defined and described in the credit agreement) previously due on March 31, 2017 and March 31, 2018, respectively.

The Repricing was accounted for as a debt modification as the terms of the amended credit agreement were not considered to be substantially different than the previous terms and as a result there was no significant impact on the carrying amount.

On August 8, 2017, and September 20, 2017, the Corporation made principal prepayments without penalty (the “Prepayments”) of $40 million and $75 million, respectively, under the USD Second Lien Term Loan using cash on its balance sheet, cash flow from operations, or a combination thereof.

First Lien Term Loans

Except as set forth above and as at March 31, 2018, the Corporation was required to allocate up to 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans. As noted above, the Corporation and the lenders amended the credit agreement for the First Lien Term Loans to, among other things, waive the required 2016 and 2017 excess cash flow repayments (as defined and described in the credit agreement) previously due on March 31, 2017 and March 31, 2018, respectively.

The agreement for the First Lien Term Loans restricts Stars Group Holdings B.V. and its subsidiaries from, among other things, incurring additional debt or granting additional liens on its assets and equity, distributing equity interests and distributing any assets to third parties.

Subsequent to March 31, 2018, the Corporation amended and extended the First Lien Term Loans and amended the applicable credit agreement. For further details, see note 17.

Second Lien Term Loan

Giving effect to the Refinancing and Prepayments, the principal balance of the USD Second Lien Term Loan decreased to $95 million as at March 31, 2018. The applicable and effective interest rates are noted on the tables above. Subsequent to March 31, 2018, the Corporation repaid the USD Second Lien Term Loan in full. For further details, see note 17.

10.	DERIVATIVES

The Corporation is exposed to interest rate and currency risk. The Corporation uses derivative financial instruments for risk management purposes and anticipates that such instruments will mitigate interest rate and currency risk, as applicable. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position.

Cash flow hedge accounting

On March 2, 2015, a subsidiary of the Corporation entered into cross-currency interest rate swap agreements (the “March 2015 Swap Agreements”). A USD notional amount of $1.74 billion was designated in cash flow hedge relationships to hedge the interest rate and foreign exchange of the USD First Lien Term Loan bearing a minimum floating interest rate of 4.5% (USD three-month LIBOR plus a 3.5% margin, with a LIBOR floor of 1.0%). The March 2015 Swap Agreements, which mature in five years, fix the Euro to USD exchange rate at 1.1102 and fix the Euro interest payments at an average rate of 4.6016%.

In connection with the Refinancing, a subsidiary of the Corporation entered into two additional cross-currency interest rate swap agreements to hedge the interest rate and foreign exchange, effective August 12, 2015, for a USD notional amount of $325 million (the “August 2015 Swap Agreements” and together with the March 2015 Swap Agreements, the “Swap Agreements”). A portion of the August 2015 Swap Agreements (USD notional amount of $302 million) was designated in cash flow hedge relationships to hedge the interest rate and foreign exchange of the USD First Lien Term Loan bearing a minimum floating interest rate of 4.5% (USD three-month LIBOR plus a 3.5% margin, with a LIBOR floor of 1.0%). The August 2015 Swap Agreements, which mature in five years, fix the Euro to USD exchange rate at 1.094 and fix the Euro interest payments at an average rate of 4.657%. During the three months ended March 31, 2017, the Corporation unwound and settled a notional principal amount of $616.54 million of the Swap Agreements for a gain of $13.9 million.

As part of the Repricing, the Corporation reduced the applicable interest rate margin on the First Lien Term Loans by 50 basis points to LIBOR plus 350 basis points with a LIBOR floor of 100 basis points. As a result, the Corporation de-designated and re-designated the applicable hedging instruments in new hedge accounting relationships. An amount of $5.20 million was recognized as financial expenses during the three months ended March 31, 2018 (March 31, 2017 - $2.45 million) relating to the amortization of the other comprehensive income balance brought forward from the previous hedge accounting relationship.

During the three months ended March 31, 2018 and 2017, there was no ineffectiveness with respect to the cash flow hedge.

During the three months ended March 31, 2018, $5.25 million (March 31, 2017 - $3.0 million) was reclassified from “Reserves” to the unaudited interim condensed consolidated statement of earnings as Financial expenses.

The fair value of the Swap Agreements in hedging relationships included in the derivative liabilities of the Corporation as at March 31, 2018 was $130.15 million (December 31, 2017 – $111.76 million).

Net investment hedge accounting

During the three months ended March 31, 2018 and during a portion of the year ended December 31, 2017, the Corporation designated a portion of the USD First Lien Term Loan, its entire principal amount of the USD Second Lien Term Loan and its then-outstanding deferred consideration (i.e., the deferred purchase price for the Stars Interactive Group Acquisition) as a foreign exchange hedge of its net investment in its foreign operations. Accordingly, the portion of the gains arising from the translation of the USD-denominated liabilities that was determined to be an effective hedge during the period was recognized in the unaudited interim condensed consolidated statements of comprehensive income (loss), counterbalancing a portion of the losses arising from translation of the Corporation’s net investment in its foreign operations. During the three months ended March 31, 2018, there was no ineffectiveness with respect to the net investment hedge.

For the three months ended March 31, 2018, the Corporation recorded an unrealized exchange loss on translation of $19.94 million (for the three months ended March 31, 2017 – a loss of $25.02 million) in the “Cumulative translation adjustment” in reserves related to the translation of a portion of the USD First Lien Term Loan, USD Second Lien Term Loan and the deferred consideration.

Deal contingent derivative

As previously announced, a subsidiary of the Corporation entered into agreements to increase its equity interest in CrownBet from 62% to 80% and for CrownBet to acquire William Hill Australia Holdings Pty Ltd. (“William Hill Australia”) (see note 17). Both of these transactions closed on April 24, 2018. The aggregate purchase price for both of these transactions was $315 million, of which $234 million was paid in cash for William Hill Australia. In connection with these transactions, to hedge its risk of AUD appreciation relative to USD, on March 14, 2018, the Corporation entered into a deal contingent forward contract to purchase AUD and sell USD at a contracted strike price.

The deal contingent derivative was classified and measured at fair value through profit or loss, and the fair value was determined using the probability distribution approach, comparing the all-in forward rate to the contracted strike price for each possible date the transaction was expected to close, and then discounted to the valuation date. An unrealized loss of $7.5 million related to the fair value changes to this derivative has been recognized in the unaudited interim condensed consolidated statement of earnings for the three months ended March 31, 2018 and is included as part of the financial costs (foreign exchange) category in note 6. The deal contingent derivative was categorized as a Level 3 within the fair value hierarchy. The Corporation did not account for the deal contingent derivative as a qualifying hedge under IFRS 9.

The Corporation completed the acquisitions on April 24, 2018 (see note 17).

Put option

In connection with the Corporation’s acquisition on February 27, 2018 of a 62% equity interest in CrownBet for AUD$150 million (see note 14), the Corporation entered into a put option deed with an exercise price equal to the purchase price of the 62% equity interest in CrownBet (AUD$150 million) plus interest. The put option was set to expire on the earlier of February 28, 2019 or the completion of the purchase of William Hill Australia (the latter occurred on April 24, 2018).

The put option was determined to be a derivative asset and classified and measured at fair value through profit or loss as it does not pass the requirements to be recognized at amortized cost. The put option derivative asset was recorded as at March 31, 2018 at its fair value of $0.6 million. The fair value of the put option was determined using the Black-Scholes valuation model based on the following assumptions, adjusted for the estimated probability of completing the acquisition of William Hill Australia: expected volatility of 19.7%; expected life of 1 year; risk-free interest rate of 1.87% and the estimated probability of completing the purchase of William Hill Australia of 95%. The put option has been categorized as a Level 3 within the fair value hierarchy. An unrealized gain of $0.6 million related to the fair value change of this derivative has been recognized in the unaudited interim condensed consolidated statement of earnings for the three months ended March 31, 2018 and is included as part of the financial costs (foreign exchange) category in note 6. The Corporation did not account for the put option as a qualifying hedge.

The following table summarizes the fair value of derivatives as at March 31, 2018 and December 31, 2017 and the change in fair value for the three months ended March 31, 2018 and the year ended December 31, 2017:

Derivative Assets	Forward Contracts $000's	Cross-currency interest rate swap contracts $000's	Currency options $000's	Put Option $000's	Total $000's
Opening balance, as at January 1, 2017	—	52,038	—	—	52,038
Acquisition	—	—	906	—	906
Realized loss	—	—	(375)	—	(375)
Settlement	—	(13,904)	726	—	(13,178)
Unrealized gain (loss) in fair value	2,037	(38,134)	(1,257)	—	(37,354)
Total derivative asset as at December 31, 2017	2,037	—	—	—	2,037
Put option arising on acquisition	—	—	—	604	604
Realized loss	(1,716)	—	—	—	(1,716)
Unrealized gain in fair value	2,781	—	—	—	2,781
Total derivative asset as at March 31, 2018	3,102	—	—	604	3,706
Current portion	3,102	—	—	604	3,706
Non-current portion	—	—	—	—	—

Derivative Liabilities	Forward contracts $000's	Cross-currency interest rate swap contracts $000's	Deal contingent forward	Put liability $000's	Total $000's
Opening balance, as at January 1, 2017	4,922	—	—	5,594	10,516
Unrealized (gain) loss in fair value	(1,826)	110,855	—	—	109,029
Realized gain on settlement	(2,829)	—	—	—	(2,829)
Settlement	(177)	—	—	(5,594)	(5,771)
Accretion	—	—	—	—	—
Translation	(90)	907	—	—	817
Total derivative liability as at December 31, 2017	—	111,762	—	—	111,762
Unrealized loss in fair value	—	15,801	7,452	—	23,253
Translation	—	2,586	—	—	2,586
Total derivative liability as at March 31, 2018	—	130,149	7,452	—	137,601
Current portion	—	—	7,452	—	7,452
Non-current portion	—	130,149	—	—	130,149

11. PROVISIONS

The provisions in the unaudited interim condensed consolidated statements of financial position include, among other items, the provision for jackpots, the provision for deferred consideration (primarily relating to the deferred payment for the Stars Interactive Group Acquisition) and the minimum revenue guarantees or EBITDA support agreement, as applicable, in connection with the sale of WagerLogic Malta Holdings Ltd., the sale of Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) (“Chartwell”) and CryptoLogic Ltd., to NYX Gaming Group Limited (“NYX Gaming Group”) and NYX Digital Gaming (Canada) ULC, a subsidiary of NYX Gaming Group (“NYX Sub” and such sale, the “Chartwell/Cryptologic Sale”), and the initial public offering (the “Innova Offering”) of Innova Gaming Group Inc. (“Innova”).

The carrying amounts and the movements in the provisions during the periods ended March 31, 2018 and December 31, 2017 are as follows:

	Player bonuses and jackpots $000’s	Deferred consideration (*) $000’s	Minimum revenue guarantee $000’s	Other $000’s	Total $000’s
Balance at January 1, 2017	1,571	202,515	17,636	—	221,722
Adjustment to provision recognized	48,146	(815)	(121)	—	47,210
Payments	(44,121)	(197,510)	(9,311)	—	(250,942)
Accretion of discount	—	2,048	839	—	2,887
Reclassification	(1,444)	—	—	—	(1,444)
Foreign exchange translation losses	113	62	1,075	—	1,250
Balance at December 31, 2017	4,265	6,300	10,118	—	20,683
Provisions acquired on business combinations	—	—	—	705	705
Adjustment to provision recognized	10,960	—	—	16	10,976
Payments	(8,875)	—	(2,713)	—	(11,588)
Accretion of discount	—	—	142	117	259
Reclassification	—	—	—	—	—
Foreign exchange translation gains	(38)	—	(148)	—	(186)
Balance at March 31, 2018	6,312	6,300	7,399	838	20,849

Current portion at December 31, 2017	4,265	6,300	7,025	—	17,590
Non-current portion at December 31, 2017	—	—	3,093	—	3,093
Current portion at March 31, 2018	6,312	6,300	5,074	23	17,709
Non-current portion at March 31, 2018	—	—	2,325	815	3,140

(*) The closing provision of $6.30 million as at March 31, 2018 is contingent on future events.

12.	SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, with no par value, and an unlimited number of convertible preferred shares (“Preferred Shares”), with no par value, issuable in series. As at March 31, 2018, 148,602,549 Common Shares were issued, outstanding and fully paid (December 31, 2017 - 147,947,874).

As at March 31, 2018, the Preferred Shares were convertible into 58,927,730 Common Shares (as at December 31, 2017 – 58,084,801).

During the three months ended March 31, 2018:

•

the Corporation issued 640,788 Common Shares for cash consideration of $9.75 million as a result of the exercise of equity awards. The exercised stock options were initially valued at $1.83 million. Upon the exercise of such equity awards, the value originally allocated to the equity awards in reserves was reallocated to the Common Shares so issued.

•

the Corporation issued 13,887 Common Shares as a result of the conversion of 271 Preferred Shares, which were initially valued at $0.21 million.  This value was reallocated from such Preferred Shares to the Common Shares issued upon the conversion thereof.

13.	RESERVES

The following table highlights the classes of reserves included in the Corporation’s equity:

	Warrants $000’s	Equity awards $000’s	Treasury shares $000’s	Cumulative translation adjustments $000’s	Available-for-sale investments $000’s	Financial assets at FVOCI $000's	Derivatives $000’s	Other $000’s	Total $000’s
Balance – January 1, 2017	14,638	31,142	(30,035)	77,171	(9,983)	—	(48,335)	1,249	35,847
Cumulative translation adjustments	—	—	—	(189,012)	—	—	—	—	(189,012)
Stock-based compensation	—	10,622	—	—	—	—	—	—	10,622
Exercise of equity awards	—	(5,258)	—	—	—	—	—	—	(5,258)
Realized (losses) gains	—	—	—	—	(37,090)	—	160,069	—	122,979
Unrealized gains (losses)	—	—	—	—	32,474	—	(151,311)	—	(118,837)
Reclassification (see below)	50	—	—	(8,868)	9,197	—	—	(379)	—
Deferred Tax on stock-based compensation	—	359	—	—	—	—	—	—	359
Other	—	—	493	—	—	—	5,594	(5,127)	960
Balance – December 31, 2017	14,688	36,865	(29,542)	(120,709)	(5,402)	—	(33,983)	(4,257)	(142,340)
Impact of adoption of IFRS 9	—	—	—	—	45	168	—	—	213
Reclassification	—	—	—	15	5,357	—	—	(5,372)	—
Balance – January 1, 2018 (restated) (note 16)	14,688	36,865	(29,542)	(120,694)	—	168	(33,983)	(9,629)	(142,127)
Cumulative translation adjustments	—	—	—	(45,243)	—	—	—	—	(45,243)
Stock-based compensation	—	2,383	—	—	—	—	—	—	2,383
Exercise of equity awards	—	(1,832)	—	—	—	—	—	—	(1,832)
Realized gains	—	—	—	—	—	30	38,216	—	38,246
Unrealized losses	—	—	—	—	—	(789)	(33,095)	—	(33,884)
Reversal of deferred tax on stock-based compensation	—	(359)	—	—	—	—	—	—	(359)
Impairment of debt instruments at FVOCI	—	—	—	—	—	(23)	—	—	(23)
Balance – March 31, 2018	14,688	37,057	(29,542)	(165,937)	—	(614)	(28,862)	(9,629)	(182,839)

During the year ended December 31, 2017, the principal reclassification made by the Corporation was $9.19 million from the Cumulative translation adjustments reserve to the “Available-for-sale investments” reserve to correct an error in the recording of the change in valuation of the Available-for-sale investments as at December 31, 2015.

14.	ACQUISITION OF SUBSIDIARIES

CrownBet

As previously disclosed on February 27, 2018, a subsidiary of the Corporation acquired a 62% controlling equity interest in CrownBet, an Australian-based online sportsbook. Pursuant to a shareholders agreement (the “Shareholders Agreement”), the Corporation is entitled to, among other things, appoint a majority of the directors on the board of directors of CrownBet. As is typical, the Shareholders Agreement also includes a number of rights which protect the minority shareholders in certain circumstances that are directly harmful to the minority, including as it relates to significant changes to business scope or material acquisitions.

The amounts recognized in respect of the identifiable assets acquired and liabilities assumed are set out in the table below:

As at February 27, 2018 $000’s
Financial assets	28,960
Property, plant and equipment	6,192
Identifiable intangible assets (note 8)	99,152
Financial liabilities	(59,223)
Deferred tax liability	(13,994)
Total identifiable assets	61,087
Non-controlling interest	(1,834)
Goodwill	58,454
Total consideration	117,707

Satisfied by:
Cash	117,707
Less: Cash and cash equivalent balances acquired	17,003
Net cash outflow arising on acquisition	100,704

The fair value of the financial assets includes receivables with a fair value of $4.7 million and a gross contractual value of $7.8 million. The Corporation’s best estimate at the acquisition date of the contractual cash flows not to be collected is $3.1 million.

Included in the amounts recognized is a deferred tax liability of $14.0 million, comprising of $22.4 million deferred tax liability related to acquired intangible assets and $8.4 million deferred tax asset related to other temporary differences.

The non-controlling interest in CrownBet is measured at the proportionate share of net assets of the subsidiary.

The main factors leading to the recognition of goodwill as a result of the acquisition are the value inherent in the acquired business that cannot be recognized as a separate asset under IFRS, including future incremental earnings potential resulting from further diversification of the Corporation’s business geographically and the expansion of its online sports betting product offerings. The goodwill is not deductible for tax purposes.

Acquisition-related costs directly related to the CrownBet acquisition were $3.5 million and were expensed in the unaudited interim condensed consolidated statements of earnings.

CrownBet contributed $11.1 million of revenue and a loss of $2.3 million to the Corporation’s net earnings for the period between the date of acquisition and March 31, 2018.

CrownBet revenue has been reported as part of the Casino & Sportsbook revenues in the segmental reporting note.

If the acquisition of CrownBet had been completed on the first day of the financial year, the Corporation’s revenues and net earnings for the three months ended March 31, 2018 would have been $418.8 million and $77.3 million, respectively.

The Corporation has not completed its assessment or valuation of certain assets acquired and liabilities assumed in connection with the acquisition; therefore the information disclosed above for identifiable intangible assets, financial assets, financial liabilities and deferred tax liability is completed on a provisional basis and is subject to change based on further review of assumptions and if any new information is obtained about facts and circumstances that existed as of the acquisition date.

Other

During the three months ended March 31, 2018, a subsidiary of the Corporation also acquired 100% of the equity interests in two subsidiaries, Publipoker S.R.L. and Keiem Ltd, for a total consideration, net of cash acquired, of $1.0 million.

15.	FAIR VALUE

The Corporation determined that the carrying values of its short-term financial assets and liabilities approximate their fair value because of the relatively short periods to maturity of these instruments and their low credit risk.

Certain of the Corporation’s financial assets and liabilities are measured at fair value at the end of each reporting period. The following table provides information about how the fair values of these financial assets and liabilities are determined as at each of March 31, 2018 and December 31, 2017:

	As at March 31, 2018
	Fair value & carrying value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Bonds - FVOCI	109,650	109,650	—	—
Equity in unquoted companies - FVTPL	9,298	—	—	9,298
Derivatives	3,706	—	3,102	604
Total financial assets	122,654	109,650	3,102	9,902

Derivatives	137,601	—	137,601	—
Total financial liabilities	137,601	—	137,601	—

	As at December 31, 2017
	Fair value & carrying value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Bonds - Available-for-sale	115,343	115,343	—	—
Funds - Available-for-sale	7,045	7,045	—	—
Equity in unquoted companies - Available-for-sale	6,981	—	—	6,981
Equity in quoted companies - Available-for-sale	281	281	—	—
Total available-for-sale	129,650	122,669	—	6,981
Derivatives	2,037	—	2,037	—
Total financial assets	131,687	122,669	2,037	6,981

Derivatives	111,762	—	111,762	—
Total financial liabilities	111,762	—	111,762	—

The fair values of other financial assets and liabilities measured at amortized cost on the unaudited interim condensed consolidated statements of financial position as at each of March 31, 2018, and December 31, 2017 are as follows:

	As at March 31, 2018
	Fair value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
First Lien Term Loans	2,373,926	—	2,373,926	—
USD Second Lien Term Loan	95,416	—	95,416	—
Total financial liabilities	2,469,342	—	2,469,342	—

	As at December 31, 2017 *
	Fair value $000’s	Level 1 $000’s	Level 2 $000’s	Level 3 $000’s
First Lien Term Loans	2,370,335	—	2,370,335	—
USD Second Lien Term Loan	95,713	—	95,713	—
Total financial liabilities	2,466,048	—	2,466,048	—

* The Corporation reassessed the fair value hierarchy of its long-term debt and reclassified it from Level 1 to Level 2 fair value hierarchy.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g., by the use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the Corporation’s specific circumstances). Inputs used are consistent with the characteristics of the asset or liability that market participants would take into account.

For the Corporation’s financial instruments which are recognized in the unaudited interim condensed consolidated statements of financial position at fair value, the fair value measurements are categorized based on the lowest level input that is significant to the fair value measurement in its entirety and the degree to which the inputs are observable. The significance levels are classified as follows in the fair value hierarchy:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 – Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred as part of its periodic measurement of fair values. There were no transfers in or out of Level 1, 2 or 3 during the three months ended March 31, 2018.

Valuation of Level 2 fair values

Long-Term Debt

The Corporation estimates the fair value of its long-term debt by using a composite price derived from observable market data for a basket of similar instruments.

Derivative Financial Instruments – cross-currency interest rate swaps

Currently, the Corporation uses cross-currency swap and interest rate swap agreements to manage its interest rate and foreign currency risk and foreign currency forward contracts to manage foreign currency risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, spot and forward rates.

To comply with the provisions of IFRS 13, Fair value measurement, the Corporation incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the respective counterparty’s non-performance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of non-performance risk, the Corporation has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although the Corporation has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of March 31, 2018 and December 31, 2017, the Corporation assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Corporation determined that its cross-currency interest rate swap valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Derivative Financial Instruments – deal contingent derivative

Refer to note 10 for details on the valuation of the deal contingent derivative.

Reconciliation of Level 3 fair values

Some of the Corporation’s financial assets and liabilities are classified as Level 3 of the fair value hierarchy because the respective fair value determinations use inputs that are not based on observable market data. As at March 31, 2018, and December 31, 2017 for each Level 3 asset or liability the valuation techniques and key inputs used by the Corporation were as follows:

-	Equity in private companies (Level 3 Asset): The Corporation uses a valuation model based on market multiples derived from quoted prices of companies comparable to the investee.
-

Put option (Level 3 Asset): The Corporation has measured the value of the put option granted in connection with the Corporation’s acquisition of a 62% equity interest in CrownBet (see note 14) using the Black-Scholes valuation model (see note 10).

-

Innova EBITDA support agreement (Level 3 Liability): As previously disclosed, in connection with the Innova Offering, the Corporation entered into an EBITDA support agreement with Innova. The Corporation uses a net present value approach for the Innova EBITDA support agreement using a 5.7% discount rate (2017 – 5.7% discount rate).

-

Licensing Agreement (Level 3 Liability): As previously disclosed, in connection with the Chartwell/Cryptologic Sale, a subsidiary of the Corporation entered into a supplier licensing agreement with NYX Gaming Group (the “Licensing Agreement”). The Corporation uses a net present value approach for the Licensing Agreement using a 5.7% discount rate, 9% revenue share percentage and long-term revenue forecast (2017 – 5.7% and 9%, respectively).

The following table shows a reconciliation from opening balances to the closing balances for Level 3 fair values:

	Level 3 Asset	Level 3 Promissory note
	$000’s	$000’s
Balance – January 1, 2017	15,249	4,827
Gain included in income from investments	(398)	—
Interest accretion included in financial expenses	—	256
Gain on settlement	—	3,001
Settlement of promissory note	—	(8,084)
NYX Sub Preferred Shares transfer out of Level 3	(8,526)	—
Unrealized gain included in other comprehensive income	656	—
Balance – December 31, 2017	6,981	—
Adjustment on adoption of IFRS 9	1,787	—
Balance – January 1, 2018 (restated)	8,768	—
Fair value movement on FVTPL investments	517	—
Fair value movement on put option	604	—
Translation	13	—
Balance – March 31, 2018	9,902	—

Level 3 Liability
$000’s
Balance – January 1, 2017	201,100
Accretion	2,048
Repayment of deferred consideration	(197,510)
Gain on settlement of deferred consideration	(44)
Settlement of put liability	(5,594)
Balance – December 31, 2017	—

16.ADOPTION OF NEW ACCOUNTING STANDARDS

IFRS 9, Financial Instruments

As referenced in note 2 above, the Corporation adopted IFRS 9, Financial Instruments on January 1, 2018. The impact of the Corporation’s transition to IFRS 9 is summarized below.

Classification of financial assets

As of January 1, 2018, management assessed which business models apply to the financial assets held by the Corporation and classified those financial assets into the appropriate IFRS 9 categories as follows:

	FVTPL	Available-for-sale	FVOCI	Total financial assets
Financial assets - January 1, 2018	$000’s	$000’s	$000’s	$000’s
Opening balance - IAS 39	—	129,650	—	129,650
Reclassification of bonds from AFS to FVOCI	—	(115,343)	115,343	—
Reclassification of funds from AFS to FVTPL	7,045	(7,045)	—	—
Reclassification of equity in unquoted companies from AFS to FVTPL	6,981	(6,981)	—	—
Reclassification of equity in quoted companies from AFS to FVTPL	281	(281)	—	—
Opening balance - IFRS 9	14,307	—	115,343	129,650

Impairment of financial assets

The Corporation holds three types of financial assets subject to the new expected credit losses model applicable under IFRS 9 as follows:

Trade receivables carried at amortized cost;

Debt instruments carried at FVOCI; and

Other financial assets carried at amortized cost.

The Corporation was required to revise its impairment methodology upon adoption of IFRS 9 for each of these classes of financial assets.

The nature of the Corporation’s business does not generate significant receivables and its investments are considered low risk as it pursues an investment strategy which only permits highly liquid investments with reputable financial institutions.

The impact of the change in impairment methodology on the opening carrying amounts of these financial assets and the opening balance of retained earnings is disclosed in the measurement of financial instruments table below.

Financial liabilities – debt modification

The Corporation was required to adjust the carrying amount of its existing long-term debt in respect of historic debt modifications upon adoption of IFRS 9. The adjustment required in respect of each of the historic debt modifications was calculated as the difference between the present value of the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. This differs from the treatment under IAS 39, which required an adjustment to the prevailing effective interest rate on the loan, rather than an adjustment to the carrying amount.

The impact of the change in treatment of historic debt modifications on the carrying amount of long-term debt and the opening balance of retained earnings is disclosed in the measurement of financial instruments table below.

Derivatives and hedging

As permitted by IFRS 9, the Corporation elected to continue to apply the hedge accounting requirements of IAS 39 to all its hedge accounting relationships, resulting in no impact upon adoption.

Measurement of financial instruments

The table below illustrates the result of adoption of IFRS 9 as of January 1, 2018 and the measurement impact on the respective categories of financial instruments:

	Measurement Category		Carrying amount
	Original (IAS 39)	New (IFRS 9)	Original (IAS 39)	New (IFRS 9)	Adjustment to opening retained earnings
			$000’s	$000’s	$000’s
Bonds	Available-for-sale	FVOCI	115,343	115,343	213
Funds	Available-for-sale	FVTPL	7,045	7,045	—
Equity in unquoted companies	Available-for-sale	FVTPL	6,981	8,767	(1,786)
Equity in quoted companies	Available-for-sale	FVTPL	281	281	—
Trade receivables	Loans and receivables	Amortized cost	112,227	111,435	792
Cash and restricted cash	Loans and receivables	Amortized cost	564,018	563,037	981
Long-term debt	Amortized cost	Amortized cost	(2,358,569)	(2,327,584)	(30,985)
			(1,552,674)	(1,521,676)	(30,785)

The Corporation has not designated any financial assets that meet the criteria for classification at amortized cost or FVOCI as FVTPL on initial recognition.

IFRS 15, Revenue from contracts with customers

As referenced in note 2 above, the Corporation adopted IFRS 15, Revenue from contracts with customers on January 1, 2018.

The adoption of IFRS 15 did not have a material impact on the timing and amount of revenue recognized by the Corporation.

The Corporation has amended the presentation and disclosure of total revenue (see note 4), as a result of the requirement under IFRS 15 to present revenue from contracts with customers separately from other sources of revenue. Notwithstanding the presentation and disclosure requirement of IFRS 15 for total revenue, the Corporation continues to present segment revenues, including by major product line (i.e. Poker and Casino & Sportsbook) and geographical region (see note 5), which are presented and disclosed as they were prior to the Corporation’s adoption of IFRS 15.

17.	SUBSEQUENT EVENTS

As previously disclosed, on March 6, 2018, a subsidiary of the Corporation entered into agreements to increase its equity interest in CrownBet from 62% to 80% and for CrownBet to acquire William Hill Australia, an Australian-based online sportsbook. On April 24, 2018, the Corporation announced that these transactions had both been successfully completed. The aggregate purchase price for these transactions was $435 million (inclusive of $117.7 million to acquire a 62% equity interest in CrownBet, see note 14), which was paid in a combination of cash and the issuance of approximately 3.1 million newly-issued Common Shares. The management team of CrownBet is entitled to an additional payment of up to $182 million in 2020 subject to certain performance conditions and payable in cash, additional Common Shares or a combination thereof, at the Corporation’s discretion.

Due to the proximity of the transactions noted above to the approval of the Corporation’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2018, it is not possible for the Corporation to finalize the accounting for such transactions, including disclosure details of goodwill, fair value of consideration (actual and contingent), assets and liabilities assumed, contingent liabilities recognized, transactions recognized separately, non-controlling interests and the impact on the amounts reported in the statement of comprehensive income.

On April 6, 2018, the Corporation successfully increased, repriced and extended its First Lien Term Loans and revolving credit facility (“Credit Facility”), and amended and restated the applicable credit agreement (collectively, the “2018 Amend and Extend”). The 2018 Amend and Extend included, among other things, an increase in the USD First Lien Term Loan and EUR First Lien Term Loan to $2.17 billion and €500 million, respectively, an extension of the respective maturity dates to April 6, 2025, and a decrease in pricing of 50 basis points to LIBOR plus 3.00% and Euribor plus 3.25%, respectively. The Corporation’s Credit Facility was also increased from $100 million to $225 million and priced at LIBOR plus 2.75% with a new maturity date of April 6, 2023. The margin for the

Credit Facility is subject to leverage-based step-downs. The Corporation used $95 million of the increased First Lien Term Loans to fully repay the USD Second Lien Term Loan, and used $250 million on April 24, 2018 to complete the previously announced acquisition of an additional 18% equity interest in CrownBet and CrownBet’s acquisition of William Hill Australia. The Stars Group and the lenders also amended the credit agreement for the First Lien Term Loans to, among other things, reflect the foregoing transactions and add certain operational and financial flexibility.

As previously disclosed, on April 21, 2018, the Corporation agreed to acquire Sky Betting and Gaming (“SBG”), one of the United Kingdom’s leading online sports betting and gaming providers. The aggregate purchase price is $4.7 billion, of which $3.6 billion will be payable in cash and the remainder will be payable through the issuance of approximately 37.9 million newly-issued Common Shares. For the three months ended March 31, 2018, the Corporation has incurred professional fees of $4.2 million in relation to the acquisition of SBG.

Completion of the transaction is conditional upon obtaining customary approvals from the TSX, Nasdaq, and certain gaming and other regulatory authorities, in addition to the completion of other customary closing conditions. To finance the cash portion of the purchase price for the transaction, the Corporation obtained fully committed debt financing of $6.9 billion, including $5.1 billion of first lien term loans, $1.4 billion of senior unsecured notes and a $400 million revolving credit facility. The funded proceeds of $6.5 billion will be used for the cash portion of the transaction consideration, refinancing the Corporation’s existing First Lien Term Loans and repaying SBG’s outstanding debt.